UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 27, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 27, 2021, announcing the results related to the voting items of STMicroelectronics’ 2021 Annual General Meeting of Shareholders

PR N°C3005C

STMicroelectronics’ Annual General Meeting 2021

Schiphol, May 27, 2021 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the results related to the voting items of its 2021 Annual General Meeting of Shareholders (the “2021 AGM”), which was held today in Schiphol, the Netherlands.

The resolutions, approved by the Shareholders, were:

•	The adoption of the Company's statutory annual accounts for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS). The 2020 statutory annual accounts were filed with the Netherlands authority for the Financial Markets (AFM) on March 25, 2021 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•	The distribution of a cash dividend of US$ 0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.06 in each of the second, third and fourth quarters of 2021 and first quarter of 2022 to shareholders of record in the month of each quarterly payment as per the table below;

•	The reappointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term to expire at the end of the 2024 AGM;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2024 AGM;

•	The adoption of an amended remuneration policy for the Managing Board, in line with recent changes in Dutch corporate law and the EU’s Shareholder Rights Directive II (SRDII);

•	The approval of the stock-based portion of the compensation of the President and CEO;

•	The adoption of a new 3-year Unvested Stock Award Plan for Management and Key Employees;

•	The authorization to the Managing Board, until the end of the 2022 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•	The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2022 AGM;

•	The discharge of the sole member of the Managing Board; and

The discharge of the members of the Supervisory Board.

The complete agenda and all relevant detailed information concerning the 2021 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the General Meeting of Shareholders page of the Company’s website (www.st.com) within 30 days following the 2021 AGM.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2021	21-Jun-21	22-Jun-21	23-Jun-21	29-Jun-21	21-Jun-21	23-Jun-21
Q3 2021	20-Sep-21	21-Sep-21	22-Sep-21	28-Sep-21	20-Sep-21	22-Sep-21
Q4 2021	13-Dec-21	14-Dec-21	15-Dec-21	21-Dec-21	13-Dec-21	15-Dec-21
Q1 2022	21-Mar-22	22-Mar-22	23-Mar-22	29-Mar-22	21-Mar-22	23-Mar-22

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 27, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services